Exhibit 99.1

Foresight, KONEC and GINT Collaborate on Prototype Development for Autonomous Tractors Toward Mass Production

Revenue potential of up to $35M by 2030, with initial sales expected in 2026

Ness Ziona, Israel – August 11, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today the signing of a three-way agreement with KONEC Ltd. (“KONEC”), a leading South Korean Tier-One automotive supplier, and GINT Ltd. (“GINT”), a South Korean company specializing in automation technologies for agricultural machinery, construction equipment and automobiles, to develop an autonomous control system based on Foresight’s 3D perception technology for autonomous tractors. This follows the agreement with GINT and KONEC, as announced by the Company on December 2, 2024.

The agreement outlines a multi-phase collaboration preparing for mass production and commercial deployment, expected to generate up to $35 million in revenue by 2030, with initial sales anticipated as early as 2026.

The first phase of the commercial collaboration will focus on a prototype development project, intended to present a pilot version of Foresight’s ScaleCam system integrated with GINT’S autonomous tractor kit “Pluva Auto.” The prototype will be tested against a set of jointly defined key performance indicators, with the goal of validating technical integration and gathering business feedback from potential customers. Following successful validation, the parties intend to advance to a finished product development phase, which will include final design co-development, certifications, and transfer to mass production of the complete product, which will be marketed to KONEC’s, GINT’s, and Foresight’s customers, business partners and other third parties. The mass production phase is planned to incorporate automotive-grade cameras, to be developed by Foresight and KONEC, as part of the commercial finished good offering.

The collaboration is designed to efficiently transition from prototype demonstration to commercial deployment, combining the unique capabilities of all three collaborators.

About KONEC

KONEC is a leading Tier-One automotive supplier that manufactures automobile parts for eco-friendly vehicles using a high-pressure die-casting process. KONEC has established a batch production system for lightweight metal raw materials, molds, castings, processing, and assembly through cooperation among its group affiliates. Major customers include Tesla, Hyundai Motor, and Kia. In addition to the existing business scope of lightweight metal body, chassis, and body parts, KONEC is venturing into new industries in line with the electrification of mobility and software advancements.

About GINT

GINT develops technology to increase efficiency and create value for traditional transportation and production equipment, including tractors, agricultural machinery, construction equipment, and automobiles. GINT offers “Pluva Auto” - South Korea’s No. 1 selling autonomous driving tractor kit. GINT’s solutions include telematic devices, electronic control units and cloud-based fleet management systems for agriculture mobility.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses expected revenues from the agreement and the timing thereof, the initial sales and timing thereof, the different phases of the project and the expected contributions of the parties in each phase of the project. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654